UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 1-14118

FOURTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF DECEMBER 15, 2005

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐                             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                             .

FOURTH AMENDING AGREEMENT

TO THE AMENDED AND RESTATED CREDIT AGREEMENT

DATED AS OF DECEMBER 15, 2005

among

QUEBECOR WORLD INC.

and

QUEBECOR WORLD (USA) INC.

as Borrowers

and

THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO

as Lenders

and

ROYAL BANK OF CANADA

as Administrative Agent

DATED AS OF SEPTEMBER 28TH, 2007

THIS FOURTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED CREDIT AGREEMENT dated as of the 28th day of September 2007.

AMONG:	QUEBECOR WORLD INC., a corporation amalgamated under the laws of Canada, having its registered office in Montreal, Province of Quebec, Canada

(“QWI” or, sometimes, a “Borrower”)

AND:

QUEBECOR WORLD (USA) INC., a corporation incorporated under the laws of the State of Delaware, U.S.A. and having its registered office of its state of incorporation in Wilmington, State of Delaware, U.S.A.

(“QWUSA” or, sometimes, a “Borrower”)

AND:	EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO

AND:	ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in Montreal, Province of Quebec, Canada in its capacity as administrative agent for the Lenders

(in such capacity or any successor in such capacity, the “Administrative Agent”)

AND:	RBC CAPITAL MARKETS, as arranger of the Credit Facilities

(in such capacity or any successor in such capacity, the “Arranger”)

WHEREAS QWI (then known as Imprimeries Quebecor Inc. – Quebecor Printing Inc.), QWUSA (then known as Quebecor Printing (USA) Holdings Inc.) and USGP (then known as Quebecor Printing Capital GP), as borrowers, the financial institutions named on the signature pages thereto, as lenders, Royal Bank of Canada, as administrative agent, Royal Bank of Canada, ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as co arrangers, and ABN AMRO Bank Canada, Bank of America Canada and Canadian Imperial Bank of Commerce, as joint syndication agents, have entered into a credit agreement dated as of April 28, 1999 (the “Original Credit Agreement”) under the terms of which credit facilities aggregating US$1,000,000,000 were made available to QWI, QWUSA and USGP;

WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a First Amending Agreement to Credit Agreement dated as of August 12, 1999 to which intervened QPHC (the “First Amending Agreement to the Original Credit Agreement”) in respect of the Original Credit Agreement;

WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent, the arrangers and the joint syndication agents named therein have entered into a Second Amending Agreement to Credit Agreement dated as of August 18, 1999 to which intervened QPHC (the “Second Amending Agreement”) in respect of the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement;

WHEREAS QWI, QWUSA and USGP and the Administrative Agent have entered into a Third Amending Agreement to Credit Agreement dated as of April 26, 2000 to which intervened QPHC (the “Third Amending Agreement”) in respect of the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement and the Second Amending Agreement;

WHEREAS QWI, QWUSA and USGP, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and the joint syndication agents named therein have entered into an Amended and Restated Credit Agreement dated as of April 24, 2002 to which intervened QPHC (the “2002 Amended and Restated Agreement”) amending and restating the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement, the Second Amending Agreement and the Third Amending Agreement;

(the Original Credit Agreement as amended by the First Amending Agreement to the Original Credit Agreement, the Second Amending Agreement and the Third Amending Agreement and as amended and restated by the 2002 Amended and Restated Agreement is hereinafter called the “Principal Credit Agreement”);

WHEREAS QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of November 7, 2003, to which intervened QPHC (the “2003 Amended and Restated Agreement”), amending and restating the Principal Credit Agreement and pursuant to which certain credit facilities of up to a maximum aggregate amount of US$1,000,000,000 or, up to certain limits set forth therein, the Equivalent Amount thereof in Canadian Dollars and Euros, or any combination thereof, continued to be made available to the Borrowers;

WHEREAS QWI and QWUSA, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and RBC Capital Markets, as arranger, have entered into as of November 5, 2004 a First Amending Agreement to the 2003 Amended and Restated Credit Agreement dated as of November 7, 2003 to which intervened QPHC (the “2004 First Amending Agreement”) in respect of the 2003 Amended and Restated Agreement;

WHEREAS QWI and QWUSA, the financial institutions named on the signature pages thereto, as lenders, the Administrative Agent and RBC Capital Markets, as arranger, have entered into an Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2005 Amended and Restated Agreement”), amending and restating the 2003 Amended and Restated Agreement as amended by the 2004 First Amending Agreement and pursuant to which certain credit facilities of up to a maximum aggregate amount of US$1,000,000,000 or, up to certain limits set forth therein, the Equivalent Amount hereof in Canadian Dollars and Euros, or any combination thereof, continued to be made available to the Borrowers;

WHEREAS on August 28, 2006, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a First Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2006 First Amending Agreement”) in respect of the 2005 Amended and Restated Agreement;

WHEREAS effective on December 8, 2006, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a Second Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2006 Second Amending Agreement”) in respect of the 2005 Amended and Restated Agreement as amended by the 2006 First Amending Agreement;

WHEREAS effective on March 15, 2007, QWI, QWUSA, the financial institutions named on the signature pages thereto, as lenders, and the Administrative Agent have entered into a Third Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005 to which intervened QPHC (the “2007 Third Amending Agreement”) in respect of the 2005 Amended and Restated Agreement as amended by the 2006 First Amending Agreement and by the 2006 Second Amending Agreement;

(the Principal Credit Agreement as amended and restated by the 2003 Amended and Restated Agreement, as amended by the 2004 First Amending Agreement and as amended and restated by the 2005 Amended and Restated Agreement and as amended by the 2006 First Amending Agreement, by the 2006 Second Amending Agreement and by the 2007 Third Amending Agreement, is hereinafter called the “Existing Credit Agreement”);

WHEREAS since the date of execution of the Original Credit Agreement (i) QWI has changed its name from Quebecor Printing Inc. to Quebecor World Inc., (ii) Quebecor Printing (USA) Holdings Inc. acquired WCP through Printing Acquisition Inc. (“PAI”), WCP then merged with PAI, with WCP being the surviving corporation which changed its name to QWUSA and later merged with Quebecor Printing (USA) Holdings Inc., with QWUSA being the surviving corporation and (iii) USGP has ceased to be a borrower and a guarantor in connection with the Credit Facilities;

WHEREAS a request was submitted by the Borrowers on August 31, 2007 (as amended on September 14 and September 19, 2007) to the Administrative Agent and the Lenders to consent to certain amendments to the Existing Credit Agreement, the whole without novation;

WHEREAS in conformity with the provisions of Section 18.12.1 of the Existing Credit Agreement, the required Lenders provided the Administrative Agent with their consent to the foregoing requests;

WHEREAS the parties hereto wish to enter into this Agreement to amend the Existing Credit Agreement as herein set forth, the whole without novation;

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      INTERPRETATION

In this Agreement and in the recitals hereto, except as otherwise expressly provided herein, words and expressions which are defined in the Existing Credit Agreement shall have the meanings when used herein and in the recitals hereto as are ascribed to them in the Existing Credit Agreement, save that the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, “this Agreement”, “this Amendment”, “this Fourth Amending Agreement” and similar expressions shall refer to this Fourth Amending Agreement to the Amended and Restated Credit Agreement dated as of December 15, 2005.

2.                                      WAIVERS

2.1                               Financial Covenants

The parties hereto re-confirm that the Majority Lenders have consented, subject to the following paragraph and the amendments and covenants outlined under Articles 3 and 4 hereinbelow, to waive compliance by QWI with the financial covenants set forth in Section 12.2.10 of the Existing Credit Agreement from the fiscal quarter ending on September 30, 2007 until the expected maturity of the Credit Agreement on January 30, 2009 (the “Waiver Period”).

Such waiver remains conditional upon QWI’s not at any time allowing or suffering during the Waiver Period:

(i)                                     the ratio of EBITDA to Interest Expense to be less than 2.50:1.00 until September 29, 2008 and 2.75:1.00 thereafter;

(ii)                                  the ratio of QWI’s Debt to Capitalization to exceed 65% until June 29, 2008 and 60% thereafter;

(iii)                               the QWI’s Debt to EBITDA Ratio to exceed 4.75:1.00 until December 30, 2007, 4.50:1.00 thereafter until June 29, 2008 and 4.25:1.00 thereafter;

It being agreed and understood that for the purpose of calculating the foregoing financial ratios during the Waiver Period:

(a)                                  the impact of goodwill impairments other non-cash asset write-downs and material changes in GAAP will not be reflected in the calculation of the value of QWI’s Equity used for the calculation of the ratio of QWI’s Debt to Capitalization;

(b)                                 the non-recurring expense associated with the make-whole premium to be paid upon the redemption of the $317 million of outstanding Private Notes shall not be taken into account for the calculation of EBITDA and Interest Expense;

(c)                                  [Intentionally deleted for filing purposes]

2.2                               Waiver of Private Notes Cross-Default

Furthermore, the parties hereto re-confirm that the Majority Lenders have consented to waive the Default under the cross-default provision contained in Section 15.1.8 of the Existing Credit Agreement as a result of a failure by QWI to comply as of September 30, 2007 with the leverage ratio contained in Section 10.1 of the note purchase agreements dated as of July 12, 2000 and September 12, 2000 relating to the Private Notes, provided such default is cured by redeeming the Private Notes within 30 days of the date of execution of this Fourth Amending Agreement with proceeds of the Credit Facility or such other source as may be reasonably acceptable to the Lenders.

2.3                               [Intentionally deleted for filing purposes]

2.4                               Guarantees from Subsidiaries

The parties hereto acknowledge that the granting of the corporate guarantees by QWI’s Subsidiaries in compliance with the requirements set forth under Section 4.2 hereunder shall not reduce the availability under the Indebtedness basket set forth under Section 12.2.4.

2.5                               [Intentionally deleted for filing purposes]

3.                                      AMENDMENTS

3.1                               Definitions

Section 1.1 of the Existing Credit Agreement is amended by adding the following definition:

““Private Notes” means, collectively, the 8.42% Senior Notes of QWI due July 15, 2010, the 8.52% Senior Notes of QWI due July 15, 2012, the 8.54% Senior Notes of QWI due September 15, 2015 and the 8.69% Senior Notes of QWI due September 15, 2020;”

3.2                               Purposes of Advances

Section 3.6 of the Existing Credit Agreement is deleted and replaced with the following:

“3.6                        Purpose of Advances

The Credit Facilities shall be used by the Borrowers for general corporate purposes, including, without limitation, ongoing working capital and operations requirements, commercial paper back-up and, subject to the terms and conditions hereof, to provide funding for Acquisitions, Investments and capital expenditures, but excluding for the purposes of financing any share redemption (including, without limitation, redemption of QWI’s Series 5 Cumulative

Redeemable First Preferred Shares) or for the purposes of financing any principal repayments of Indebtedness (other than scheduled instalments, the payments owed at scheduled and unscheduled maturity up to an aggregate amount of US$[Intentionally deleted for filing purposes] or the redemption in full of the Private Notes).

Notwithstanding the foregoing, until such a time as the Private Notes have been redeemed in full, (i) the Credit Facilities may be used for any of the purposes described in the preceding paragraph up to a maximum amount of US$400,000,000; and (ii) the initial Borrowing under the Credit Facilities in excess of US$400,000,000 shall be used solely for the purpose of Borrowings to be used exclusively for the proposed redemption, in full, of the Private Notes.”

3.3                               Mandatory Repayments

Section 3.8 of the Existing Credit Agreement is modified by adding the following paragraphs:

“In addition to the foregoing, the Borrowers agree to make the following mandatory repayments and corresponding Commitment reductions:

(i)                                     when the Aggregate Commitment exceeds US$500,000,000, 100% of the Net Proceeds received on any and all Dispositions of assets (except from the sale of assets permitted under subsections 12.2.2(i), (iv) and (vi), [Intentionally deleted for filing purposes] and other sales of assets not to exceed US$5,000,000 per fiscal year;

(ii)                                  when the Aggregate Commitment does not exceed US$500,000,000, 50% of the Net Proceeds received on any and all Dispositions of assets permitted under subsection 12.2.2(ix);

(iii)                               100% of the Net Proceeds from any form of equity or debt issuance (except from equity or subordinated debt issuance to Quebecor Inc. in a maximum aggregate amount of US$100,000,000 to be used exclusively to finance the working capital requirements of the Borrowers, on the express condition that, until the Aggregate Commitment is reduced to US$500,000,000, QWI shall refrain from redeeming the Series 5 Cumulative Redeemable First Preferred Shares and from making any principal, scheduled or unscheduled, repayment of outstanding Senior Notes, as hereinafter defined) provided that such percentage of Net Proceeds (a) shall be reduced to 50% when the QWI’s Debt to EBITDA Ratio is greater than 2.50:1.00 but not greater than 3.50:1.00 and (b) shall be reduced to zero when same ratio is equal to or less than 2.50:1:00, in each case as determined on the basis of the most recent financial statements and certificate of compliance delivered to the Administrative Agent pursuant to Section 12.1.7 and as calculated to give effect to the adjustments outlined under Article 2 of the Fourth Amending Agreement to this Agreement. For the purposes hereof “Senior Notes” refers to all QWI notes outstanding other than the Private Notes.

Notwithstanding the foregoing, when the Aggregate Commitment has been reduced to US$500,000,000 or less, the Borrowers shall not be obliged to make any mandatory repayments and corresponding Commitment reductions with the Net Proceeds arising from any of the following transactions:

(a)                                  any issuance of equity or subordinated debt for the redemption in full of QWI’s Series 5 Cumulative Redeemable First Preferred Shares;

(b)                                 any issuance of equity or debt for the redemption in full of the US$200,000,000 4.875% public notes due in 2008 or the US$400,000,000 6 1/8% public notes due in 2013.

For the purpose set forth above, the following expressions shall have the following meanings:

“Disposition” means with respect to any asset of QWI (on a consolidated basis), any direct or indirect sale, assignment, cession, transfer (including any transfer of title or possession), exchange or conveyance, including by way of sale-leaseback transaction, reorganization, consolidation, amalgamation or merger, and “Dispose” and “Disposed” have the meaning correlative thereto;

“Net Proceeds” means any one of the following:

(i)                                     with respect to any Disposition of assets, the net amount equal to the aggregate amount received in cash (including any cash received by way of deferred payment pursuant to a note, receivable, other non-cash consideration or otherwise, but only as and when such cash is so received) in connection with such Disposition, less the sum of (x) amounts payable to any Person other than an Affiliate of the Borrowers to discharge or radiate Permitted Encumbrances on or liabilities or Indebtedness related to the assets being Disposed, (y) reasonable transaction related fees (including, without limitation, reasonable legal fees), commissions and other out-of-pocket expenses  incurred or paid in connection with such transaction to any Person other than an Affiliate of the Borrowers and (z) taxes incurred in connection with such Disposition, whether payable at such time or thereafter; and

(ii)                                  with respect to the issuance of any securities or the incurrence of any debt by QWI or of any capital contributions by any Person in QWI, the net amount equal to the aggregate amount received in cash in connection with such issuance, incurrence or contribution by any Person less reasonable fees (including, without limitation, reasonable legal fees), commissions and other out-of-pocket expenses owed or paid to any Person other than an Affiliate of the Borrowers.”

3.4                               Reduction of Aggregate Commitment

The parties acknowledge that as of October 1, 2007, the Aggregate Commitment shall be reduced to US$750,000,000 allocated among the Credit Facilities as follows:

(i)                                     Facility A Total Commitment: US$187,500,000;

(ii)                                  Facility B Total Commitment: US$375,000,000;

(iii)                               Facility C Total Commitment: US$187,500,000.

3.5                               Applicable Margin and Fee Rate Matrix

[Intentionally deleted for filing purposes]

3.6                               Sale of Assets

Section 12.2.2 of the Existing Credit Agreement is modified by reducing the allocated value of permitted sales set forth under subsection 12.2.2(ix) from 15% of QWI’s Consolidated Net Tangible Assets to 5% of QWI’s Consolidated Net Tangible Assets.

3.7                               Assignment and Participation

Section 19.3(b) of the Existing Credit Agreement is amended by reducing the minimum Commitment hold amount of US$20,000,000 for Assigning Lenders to US$5,000,000.

3.8                               Permitted Encumbrances

Schedule 1.1.3 of the Existing Credit Agreement is modified by (i) inserting the words “or subject to Liens under” after the words “transferred in” in the first line of paragraph (g) of such Schedule; (ii) adding the following as paragraph (k) thereto: “Liens granted to the Finance Parties as security for the obligations under this Agreement and the other Loan Documents”; and (iii) adding the following as paragraph (l) thereto: “Liens granted to Société Générale (Canada) under the credit agreement dated as of January 13, 2006 between QWI, as borrower, QWUSA, as guarantor, and Société Générale, as lender, provided that such Liens rank pari passu with the Liens granted to the Finance Parties as security for the obligations under this Agreement and the other Loan Documents.”

4.                                      COVENANTS

As partial consideration for the Lenders’ agreement to grant the waivers outlined under Article 2 of this Fourth Amending Agreement (thereby enabling the Borrowers to request Borrowings under the Credit Facilities in order to, inter alia, proceed with and pay for the redemption of the Private Notes), QWI hereby expressly covenants and agrees with the Administrative Agent, each Lender and each other Finance Party as follows:

4.1                               Reduction of Commitments

To deliver to the Administrative Agent, no later than June 20, 2008, the written notice referred to under Section 3.11.2 of the Credit Agreement advising the Administrative Agent of the permanent reduction (to be effective July 1, 2008) of the Aggregate Commitment to US$500,000,000 and the proposed allocation among Facility A, Facility B and Facility C of such proposed reduction, it being agreed and understood that, notwithstanding the provisions of Section 18.12 of the Credit Agreement, any failure by the Borrowers to deliver such repayment notice can only be waived with the unanimous consent of all Lenders.

4.2                               Guarantees

Deliver to the Administrative Agent, as collateral Agent for the Lenders, in form and substance reasonably satisfactory to the Administrative Agent, a guarantee agreement executed by each North American Subsidiary of QWI (except those identified in the list attached hereto as Schedule A and such other Subsidiaries which individually have negligible value of operating assets and generate negligible value of EBITDA, provided that the combined value of assets of all such excluded Subsidiaries and their combined EBTIDA do not exceed 5% of Consolidated Assets and of Consolidated EBITDA respectively) pursuant to which such Subsidiaries shall guarantee, subject to the extent permitted by law, the payment and performance by the Borrowers and the Loan Parties of their obligations under the Credit Agreement and the other Loan Documents.

4.3                               Pledge of QW Memphis Corp. Shares

Execution and delivery to the Administrative Agent, as collateral agent for the Lenders, of a pledge of the shares held by QWUSA and The Webb Company in the capital stock of QW Memphis Corp., as continuing collateral security for (a) in the case of QWUSA, the performance of the Borrowers’ obligations under the Credit Agreement and the other Loan Documents and (b) in the case of The Webb Company, as continuing collateral security for the performance of its obligations under its corporate guarantee delivered pursuant to Section 4.2, such pledge to be limited to the extent permissible under the various Liens baskets contained in the existing debt instruments of QWI, after taking into account the pari passu security granted to Société Générale (Canada) in accordance with the terms and conditions of the credit agreement dated as of January 13, 2006 among QWI, as borrower, QWUSA, as guarantor, and Société Générale (Canada), as lender.

4.4                               Pledge of QWUSA Shares

Execution and delivery to the Administrative Agent, as collateral agent for the Lenders, of a pledge of the shares held by QPHC in the capital stock of QWUSA, as continuing collateral security for the performance of its obligations under the corporate guarantee delivered pursuant to Section 4.2, such pledge to be limited to the extent permissible under the various Liens baskets contained in the existing debt instruments of QWI, after taking into account the pari passu security granted to Société Générale (Canada) in accordance with the terms and conditions of the credit agreement dated as of January 13, 2006 among QWI, as borrower, QWUSA, as guarantor, and Société Générale (Canada), as lender.

4.5                               Security by QW Memphis Corp.

Cause to be executed and delivered by QW Memphis Corp. to the Administrative Agent, as collateral agent for the Lenders, a first-ranking security interest, subject to Permitted Encumbrances, against all of its personal and real property (other than accounts receivable which are transferred as part of or subject to Liens under Securitization Programs and [Intentionally deleted for filing purposes]), as continuing collateral security for the performance of its obligations under its corporate guarantee delivered pursuant to Section 4.2, such security to be limited to the extent permissible under the various Liens baskets contained in the existing debt instruments of QWI, after taking into account the pari passu security granted to Société Générale (Canada) in accordance with the terms and conditions of the credit agreement dated as of January 13, 2006 among QWI, as borrower, QWUSA, as guarantor, and Société Générale (Canada), as lender.

4.6                               Security on Inventory

Execute and deliver and cause to be executed and delivered to the Administrative Agent, as collateral agent for the Lenders, a first-ranking security interest, subject to Permitted Encumbrances, against all of the inventory of QWI and its Subsidiaries located in North America, as continuing collateral security for (a) in the case of QWI and QWUSA, the performance of their obligations under the Credit Agreement and the other Loan Documents, and (b) in the case of QWI’s Subsidiaries (other than QWUSA), as continuing collateral security for the performance of their obligations under their corporate guarantees delivered pursuant to Section 4.2, such security to be limited to the extent permissible under the various Liens baskets contained in the existing debt instruments of QWI, after taking into account the pari passu security granted to Société Générale (Canada) in accordance with the terms and conditions of the credit agreement dated as of January 13, 2006 among QWI, as borrower, QWUSA, as guarantor, and Société Générale (Canada), as lender.

4.7                               Supporting Documentation

Concurrently with the delivery of the documents set forth under Sections 4.2 to 4.6 above and in connection therewith, deliver to the Administrative Agent, in form and substance reasonably satisfactory to the Administrative Agent, all such supporting corporate documents, title insurance, as well as corporate and enforceability opinions as the Administrative Agent may reasonably require (except that the supporting documentation to be delivered by those Subsidiaries that are delivering the corporate guarantees outlined in Section 4.2 (other than QPHC, QWUSA, The Webb Company and QW Memphis Corp.) shall be limited to a certificate of compliance or similar certificate and a certified copy of authorizing resolution).

4.8                               Evaluation Report

Prior to December 31, 2007, deliver to the Administrative Agent an evaluation report from an independent evaluator acceptable to the Administrative Agent confirming that the market value of the assets of QW Memphis Corp. secured pursuant to the requirements set forth under Section 4.5 exceeds US$[Intentionally deleted for filing purposes].

5.                                      CONDITIONS PRECEDENT

In addition to the conditions precedent to each Borrowing set forth under Section 11.1.2 of the Credit Agreement, the Borrowers acknowledge and agree that the obligations of the Lenders to make any Borrowing available to the Borrowers for the purpose of financing the redemption of the Private Notes (and the payment of the related make-whole premium) is subject to the following conditions:

(i)                                    the delivery to the Administrative Agent of satisfactory evidence that all necessary waivers, amendments and/or similar arrangements have been obtained under QWI’s US Securitization Programs in order to maintain same in place, without default or termination until at least January 30, 2009;

(ii)                                 the Borrowers shall have executed and delivered and caused to be executed and delivered the documents required to meet the requirements set forth under Sections 4.2, 4.3, 4.4 and 4.7 of this Fourth Amending Agreement and shall have attended to the due publication and the due registration or filing, under all applicable laws, of the security documents outlined under Sections 4.5 and 4.6 of this Fourth Amending Agreement with the exception of the security over US inventory (and corresponding supporting documents, registrations and filings) which shall be delivered and performed prior to March 31, 2008.

6.                                      EXTENT OF AMENDMENTS

The amendments and waivers set forth herein are limited precisely as written and shall not be deemed to (i) be a consent to any amendment or modification of any of the other terms or conditions of the Existing Credit Agreement, (ii) prejudice any other rights that the Administrative Agent or the Lenders may now have or may have in the future under or in connection with the Existing Credit Agreement or (iii) constitute novation of the Existing Credit Agreement or the obligations thereunder.

7.                                      DECLARATORY AND INTERPRETATIVE PROVISIONS

All notices, requests, certificates and other instruments executed and delivered after the date of this Fourth Amending Agreement may refer to the Existing Credit Agreement without making specific references to this Fourth Amending Agreement, but nevertheless all such references shall include this Fourth Amending Agreement unless the context requires otherwise.

This Fourth Amending Agreement shall be construed in connection with and as part of the Existing Credit Agreement and all terms, conditions, representations, warranties, covenants and agreements set forth in the Existing Credit Agreement, except as herein modified, are hereby ratified and confirmed and shall remain in full force and effect.

8.                                      CERTIFICATIONS

The Borrowers certify to the Administrative Agent and each Lender that on and as of the date hereof and immediately after giving effect to this Fourth Amending Agreement:

(i)                                     each of the Borrowers and Quebecor Printing Holding Company (the “Intervenant”) is a validly existing corporation having the necessary corporate power and authority to carry on its business and has the power and authority to execute, deliver and perform its obligations under this Fourth Amending Agreement;

(ii)                                 this Fourth Amending Agreement has been duly authorized by all necessary corporate action of each of the Borrowers and the Intervenant;

(iii)                              this Fourth Amending Agreement constitutes a legal, valid and binding obligation of the Borrowers and the Intervenant;

(iv)                              neither the execution, delivery or performance of this Fourth Amending Agreement, nor compliance with the terms and provisions hereof will, to the best of each Borrower’s knowledge, (i) conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any law or regulation applicable to the Borrowers or the Intervenant, or any order, injunction, decree, determination or award of any court or any governmental department, body, commission, board, bureau, agency or instrumentality applicable to the Borrowers and the Intervenant, or (ii) conflict with, violate, result in a breach of, constitute a default under any charter or by-law provision of the Borrowers or the Intervenant or of any loan or credit agreement, loan or trust indenture, trust deed, or any other material agreement or instrument to which the Borrowers or the Intervenant is a party or by which it is bound;

(v)                                 QWI is not in violation of and is in compliance in all material respects with each contractual undertakings governing QWI’s Senior Notes; and

(vi)                              no Event of Default has occurred and is continuing.

9.                                      GOVERNING LAW

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein.

10.                               COUNTERPARTS

This Fourth Amending Agreement may be executed in any number of counterparts, each such counterpart constituting an original but all together one and the same instrument.

11.                               LANGUAGE

The parties confirm that they have requested that this Agreement and all documents contemplated thereby be drawn up in the English language. Les parties confirment avoir requis que cette convention et tous les documents qui y sont envisagés soient rédigés en langue anglaise.

12.                               CONTINUANCE OF EXISTING GUARANTEE

QWI, QWUSA and QPHC (by its intervention to this Agreement), each acknowledges having taken cognizance of the foregoing and recognizes and confirms that (x) its guarantee as set forth in the Principal Credit Agreement as confirmed, inter alia, in the Existing Credit Agreement in the case of QWI and set forth in its separate Guarantee entitled “Loan Party Guarantee Agreement”, dated as of April 28, 1999 as confirmed in the Principal Credit Agreement and in the Existing Credit Agreement in the cases of each of QWUSA and QPHC, continues in full force and effect notwithstanding the amendments made to the Existing Credit Agreement contained herein and (y) the indebtedness, liabilities and obligations of the Borrowers under the Existing Credit Agreement as amended by this Fourth Amending Agreement constitute indebtedness, liabilities and obligations guaranteed under its said guarantee.

13.                               INTERVENTION

And to this Fourth Amending Agreement to Amended and Restated Credit Agreement came and intervened, Quebecor Printing Holding Company which acknowledges having taken cognizance of the foregoing and recognizes and confirms the matters set forth in Section 9 hereof.

14.                               EFFECTIVE DATE

This Fourth Amending Agreement takes effect as of September 28, 2007.

[Remainder of page left intentionally blank]

[Signature pages follow]

Fourth Amending Agreement – Signature Page

IN WITNESS WHEREOF the parties hereto have signed and delivered this Fourth Amending Agreement as of the date first herein above stated.

QUEBECOR WORLD INC.

By:	(signed)
Name: Jeremy Roberts
Title: Senior Vice President, Corporate
Finance and Treasurer

By:	(signed)
Name: Jacques Mallette
Title: Executive Vice President and
Chief Financial Officer

QUEBECOR WORLD (USA) INC.

By:	(signed)
Name: Jeremy Roberts
Title: Senior Vice President, Corporate
Finance and Treasurer

By:	(signed)
Name: Jacques Mallette
Title: Executive Vice President and
Chief Financial Officer

ROYAL BANK OF CANADA (as Administrative Agent)

By:	(signed)
Name: Gail Watkin
Title: Manager, Agency

RBC CAPITAL MARKETS (as Arranger)

By:	(signed)
Name: Rod Smith
Title: Managing Director

ROYAL BANK OF CANADA (as Cdn Qualified Lender)

By:	(signed)
Name: Rod Smith
Title: Authorized Signatory

ROYAL BANK OF CANADA (as US Qualified Lender)

By:	(signed)
Name: Dustin Craven
Title: Attorney-in-Fact

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

ABN AMRO BANK N.V. (as Cdn Qualified Lender)

By:	(signed)
Name: Michel Hylands
Title: SVP

By:	(signed)
Name: François Morin
Title: AVP

ABN AMRO BANK N.V. (as US Qualified Lender)

By:	(signed)
Name: Thomas J. Educate
Title: Managing Director

By:	(signed)
Name: Kevin J. Hayes
Title: Director

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

BANK OF AMERICA, N.A. (as Lender)

By:	(signed)
Name: David L. Catherall
Title: Sr Vice President

BANK OF AMERICA, N.A. CANADA BRANCH (as Lender)

By:	(signed)
Name: Nelson Lam
Title: Vice President

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

BNP PARIBAS (CANADA) (as a Cdn Qualified Lender)

By:	(signed)
Name: Frank L. Shaw
Title: Managing Director

By:	(signed)
Name: Marie-Claude Crevier
Title: Assistant Vice President

BNP PARIBAS, DUBLIN BRANCH (as a US Qualified Lender)

By:	(signed)
Name: Andrew Stewart Hastings
Title: C.E.O. BNP Paribas, Dublin
Branch

By:	(signed)
Name: Paul Owens
Title: Authorised Signatory

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

CITIBANK, N.A. (as Lender)

By:	(signed)
Name: Robert F. Parr
Title: Managing Director

CITIBANK, N.A. CANADIAN BRANCH (as Lender)

By:	(signed)
Name:
Title:

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

THE BANK OF NOVA SCOTIA (as Cdn Qualified Lender)

By:	(signed)
Name: Rob King
Title: Director

By:	(signed)
Name: Bradley Walker
Title: Associate Director

THE BANK OF NOVA SCOTIA (as US Qualified Lender)

By:	(signed)
Name: Brenda S. Insull
Title: Authorized Signatory

By:
Name:
Title:

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

THE TORONTO-DOMINION BANK (as Lender)

By:	(signed)
Name: Jean-François Godin
Title: Vice-president

By:	(signed)
Name: Paul Archer
Title: Vice-president and Director

TORONTO DOMINION (TEXAS) LLC (as Lender)

By:	(signed)
Name: Masood Fikree
Title: Authorized Signatory

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

BANK OF MONTREAL (as Cdn Qualified Lender)

By:	(signed)
Name: Bruno Jarry
Title: Vice President

BANK OF MONTREAL (as US Qualified Lender)

By:	(signed)
Name: Kristina H. Burden
Title: Vice President

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

WACHOVIA CAPITAL FINANCE CORPORATION (CANADA) (F/K/A CONGRESS FINANCIAL CORPORATION (CANADA)) (as Lender)

By:	(signed)
Name: Raymong Eghobamien
Title: Vice President

By:
Name:
Title:

WACHOVIA BANK, NATIONAL ASSOCIATION (as Lender)

By:	(signed)
Name: Reginald T. Dawson
Title: Managing Director

By:
Name:
Title:

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

CANADIAN IMPERIAL BANK OF COMMERCE (as Lender)

By:	(signed)
Name: William J. Chrumka
Title:

By:	(signed)
Name: Mark Chandler
Title:

CIBC INC. (as Lender)

By:	(signed)
Name: Kathryn G. Casparian
Title: Chief Administrative Officer

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

NATIONAL BANK OF CANADA (as Lender)

By:	(signed)
Name: Stephen Redding
Title:

By:	(signed)
Name: André Marenger
Title:

NATIONAL BANK OF CANADA – NEW YORK BRANCH (as Lender)

By:	(signed)
Name: Vincent Lima
Title: Vice President

By:	(signed)
Name: Jeff Forgach
Title: Assistant Vice President

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

NORDEA BANK FINLAND PLC, NEW YORK BRANCH (as Lender)

By:
Name:
Title:

By:
Name:
Title:

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

BANK OF TOKYO-MITSUBISHI UFJ (CANADA) (as Cdn Qualified Lender)

By:	(signed)
Name: Amos W. Simpson
Title: Senior Vice President and General Manager

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., NEW YORK BRANCH (as US Qualified Lender)

By:	(signed)
Name: Spencer Hughes
Title: Authorized Signatory

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

SAMPO BANK PLC (as Lender)

By:	(signed)
Name:
Title: Head of Capital Markets

By:	(signed)
Name:
Title: Chief Legal Counsel

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

JP MORGAN CHASE BANK, N.A. TORONTO BRANCH (as Lender)

By:	(signed)
Name: Jeffrey Coleman
Title: Vice President

JP MORGAN CHASE BANK, N.A. (as Lender)

By:	(signed)
Name: Jeffrey Coleman
Title: Vice President

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

SOCIÉTÉ GÉNÉRALE (as Lender)

By:	(signed)
Name: Jay Sands
Title: Managing Director

SOCIÉTÉ GÉNÉRALE (CANADA) (as Lender)

By:	(signed)
Name: Charles Blue
Title: Director

By:	(signed)
Name: Michael Rudanycz
Title: Vice-President

Facility A Commitment:	[Intentionally deleted for filing purposes]

Facility B Commitment:

Facility C Commitment:

Aggregate Commitment:

INTERVENANT

QUEBECOR PRINTING HOLDING COMPANY

By:	(signed)
Name: Jacques Mallette
Title: Executive Vice President

SCHEDULE A

List of Exclusions

Quebecor World Capital II GP

Quebecor World Capital LLC

Quebecor World Lease GP

Quebecor World Lease LLC

Quebecor Printing Aviation Inc.

Quebecor World Capital Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie-É. Chlumecky

Name:   Marie-É Chlumecky
Title:     Assistant Corporate Secretary

Date: October 12, 2007